PRESS RELEASE	JUNE 3, 2024

 Largo Announces Annual General Meeting Extension

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces that the Company has received approval from the Toronto Stock Exchange ("TSX") to extend its Annual General Meeting of Shareholders (the "Meeting") to Monday, July 29, 2024, at 10:00 a.m. ET. The Meeting will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, Canada. Without TSX approval, the Company's annual meeting must be held by June 30 each year.

The Meeting is being held for the following purposes:

  To receive the audited consolidated financial statements of the Company for the year ended December 31, 2023, together with the report of the auditors;
  To appoint KPMG LLP as auditors of the Company for the ensuing year; and
  To elect the directors of the Company for the ensuing year.

The Company is using notice and access to deliver Meeting materials to its registered shareholders and beneficial owners. This allows the Company to post its 2024 Management Information Circular, audited consolidated financial statements for the year ended December 31, 2023 and other related materials online instead of mailing the documents. The Notice of Meeting, accompanying 2024 Management Information Circular and related Meeting materials will also be filed on the Company's profile on SEDAR+ at www.sedarplus.com, on www.sec.gov, as well as on the Company's website at www.largoinc.com.

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURETM and VPURE+TM products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on ramping up production of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com